Hi ,

You've never been here for a launch featuring Pierre Soulages—here's some important context on why he's one of the most beloved European artists of the last century.

Pierre Soulages was a French abstract painter who spent his entire career doing something almost no other artist attempted: making black the subject of his art. His signature *Outrenoir* ("Beyond Black") series uses thick, textured layers of black paint to manipulate how light reflects off the canvas—revealing hidden depth, shadow, and even color beneath the surface.

The art world recognized his importance early and often. In 2019, he joined Marc Chagall and Pablo Picasso as only the third living artist to receive a solo show at the Louvre. When he passed away in 2022, the Élysée Palace honored him with a national tribute—chaired by President Macron at the Louvre.

At auction, his top work crossed $20 million in 2021, and his record price has grown 19% annually from '96 to '25. Across 40 repeat sales, his work has appreciated at a median rate of 13.0% annually across the same time range.

Our latest offering is a horizontal Outrenoir canvas with subtle red underpainting that catches the light in a way that makes it a particularly striking example from this series. It was exhibited at Lévy Gorvy Dayan in New York in 2023, and is catalogued in Soulages' official catalogue raisonné.

The New York Times

CRITIC'S PICK

A Giant of Painting Sheds New Light on Darkness

In his explorations of black, Pierre Soulages found a link to our sorrows, despair, regrets — our deepest selves.



Pierre Soulages, "Peinture 71 x 181 cm, 13 juillet 2011" (2011). "The surface is like the pocked skin of a toad, or a riverbed onto which thousands of small bodies were flung to hatch," our critic says. via Lévy Gorvy Dayan

See the painting here, and view the offering circular below.

Thanks,

The Masterworks Team

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MASTERWORKS

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On March 12, 2026, the Artwork was appraised by Masterworks at a fair market value of $1,100,000. The fair market value appraisal, a copy of which is filed as Exhibit 99.11 to the offering statement of which this offering circular is an integral part, is relevant only as of the date it was issued and is subject to important qualifications and limitations as set forth therein. Although the Company believes the appraisal provides relevant information for investors, it should only be viewed as a statement of opinion, and undue emphasis should not be placed on the appraised amount. For more information on Masterworks appraisal methodology, conflicts of interest and other important considerations, see "Description of Business – Art Appraisals" in this offering circular.

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